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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Madison Harbor Balanced Strategies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

557529104

__________________

(CUSIP Number)

March 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 557529104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phillip & Jennifer Satre Revocable Trust U/A DTD 11/2/1990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 557529104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phillip Satre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 557529104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jennifer Satre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: Madison Harbor Balanced Strategies Inc.

	(b)	Address of Issuer's Principal Executive Offices: 405 Lexington Avenue, 47th Floor New York, NY 10174

Item 2.	(a)	Name of Person Filing: (i) Phillip and Jennifer Satre Revocable Trust U/A DTD 11/2/1990 ("Revocable Trust") (ii) Phillip Satre (ii) Jennifer Satre
(b)

Address of Principal Business Office or, if none, Residence:

(i)         Revocable Trust:                4229 Christy Way

                                                  Reno, NV 89509

(ii)        Phillip Satre:                         4229 Christy Way

                                                  Reno, NV 89509

(iii)       Jennifer Satre:                      4229 Christy Way

                                                  Reno, NV 89509

	(c)	Citizenship or Place of Organization: (i) Revocable Trust: Nevada (ii) Phillip Satre: U.S. (iii) Jennifer Satre: U.S.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 557529104
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ]	An investment adviser in accordance with Section240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
	(a)	Amount beneficially owned: (i) Revocable Trust: 1,000 (ii) Phillip Satre: 1,000 (iii) Jennifer Satre: 1,000
	(b)	Percent of class: (i) Revocable Trust: 4.9% (ii) Phillip Satre: 4.9% (iii) Jennifer Satre: 4.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: (a) Revocable Trust: 0 (b) Phillip Satre: 0 (c) Jennifer Satre: 0
		(ii)	Shared power to vote or to direct the vote: (a) Revocable Trust: 1,000 (b) Phillip Satre: 1,000 (c) Jennifer Satre: 1,000
		(iii)	Sole power to dispose or to direct the disposition of: (a) Revocable Trust: 0 (b) Phillip Satre: 0 (c) Jennifer Satre: 0
		(iv)	Shared power to dispose or to direct the disposition of: (a) Revocable Trust: 1,000 (b) Phillip Satre: 1,000 (c) Jennifer Satre: 1,000
Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[ X  ](1)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group Phillip Satre and Jennifer Satre are Trustees of the Phillip & Jennifer Satre Revocable Trust U/A DTD 11/2/1990.

Item 9.	Notice of Dissolution of Group Not applicable.

____________________

(1)	The Reporting Persons are voluntarily filing this Schedule 13G because their beneficial ownership in the Issuer has fallen below 5% as a result of an increase in the amount of the Issuer's outstanding securities.

Item 10.	Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2006		Phillip & Jennifer Satre Revocable Trust U/A DTD 11/2/1990
	By:	/s/ Phillip Satre
Phillip Satre, Trustee

Date: May 22, 2006		/s/ Phillip Satre
Phillip Satre

Date: May 22, 2006		/s/ Jennifer Satre
Jennifer Satre